BUTTERFIELD APPOINTS GENERAL COUNSEL FOLLOWING RETIREMENT

Hamilton, Bermuda—March 15, 2024: The Bank of N.T. Butterfield & Son Limited ("Butterfield" or the "Bank") (BSX: NTB.BH; NYSE: NTB) today announced the appointment of Simon Des-Etages to General Counsel and Group Chief Legal Officer effective March 18, 2024. Mr. Des-Etages succeeds Shaun Morris, who has served in the role for the last twelve years and made the decision to retire.

Michael Collins, Chairman and Chief Executive Officer said: “On behalf of the Board and the Executive Team, we are pleased to welcome Simon to Butterfield and look forward to working with him. Given his relevant and extensive experience advising banks on legal and regulatory matters, Simon is a valuable addition to the Group. We extend our sincere thanks to Shaun for his leadership, advice and significant contributions during his time at Butterfield and we wish him all the very best for his retirement.”

Mr. Des-Etages has more than 30 years’ legal experience working in London, New York, Bermuda and the Cayman Islands, primarily within the banking industry. He started his career in private practice as a solicitor in the London offices of Slaughter and May, followed by Baker and MacKenzie, before he joined American Express to support the securities, treasury and trade finance teams. Mr. Des-Etages then moved to Merrill Lynch, where he spent eight years working as a senior counsel in the Global Private Client Group. Most recently, he worked as the Global Head of Legal for HSBC’s Global Private Banking and Wealth Management business having held progressively senior roles within the bank since joining in 2004. He holds a Master of Laws (LLM) from University College London and a Bachelor of Laws from the University of Essex, UK.

-ENDS-

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at:
www.butterfieldgroup.com. BF-All

Investor Relations Contact:                Media Relations Contact:
Noah Fields                    Nicky Stevens
Investor Relations                     Group Strategic Marketing & Communications
The Bank of N.T. Butterfield & Son Limited            The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 3816                Phone: (441) 299 1624
E-mail: noah.fields@butterfieldgroup.com             E-mail: nicky.stevens@butterfieldgroup.com